UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-53304

STRIKE AXE, INC.

(Name of Small Business Issuer in its charter)

Delaware	26,2329797
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

267 West 1400 South, Suite 101 St. George, UT 84790 (Address of principal executive offices and Zip Code)

800-541-9469 (Registrant's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

December 5, 2011

This Information Statement (“Information Statement”) is being furnished to holders of record as of December 5, 2011 of the common stock of Strike Axe, Inc. a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”).

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this Information Statement to the “Company”, “Strike Axe”, “we”, “us” and “our” are to Strike Axe, Inc., a Delaware corporation, together with its wholly-owned subsidiary, Nutritional Concepts Corp. a Utah corporation (“Nutritional Concepts,”), after the consummation of the Reorganization  described below under “Introduction.”

INTRODUCTION

On December 5, 2011 (the "Effective Time"), pursuant to an Agreement and Plan of Reorganization, dated as of November 29, 2011 and amended December 5, 2011, by and among, the Company and Nutritional Concepts, (the "Reorganization Agreement"), the Company acquired all of the issued and outstanding stock of Nutritional Concepts (the "Reorganization") and as a result of the Reorganization, Nutritional Concepts became a wholly owned subsidiary of the Company.  Prior to the Reorganization there were 6,101,049 shares of the common stock, par value $.0001 per share of the Company (the "Common Stock") outstanding, pursuant to the Reorganization (a) each of the 16,978,764 outstanding shares of the common stock of Nutritional Concepts (the "Nutritional Concepts Common Stock") was exchanged for one share of Common Stock, for a total of 16,978,764 shares of Common Stock and (b) 5,000,000 options to purchase shares of Common Stock of Nutritional Concepts (the “Nutritional Concepts Options) was exchanged for 5,000,000 options to purchase shares of Common Stock of the Company (the “Options”), resulting in 23,079,813 shares of Common Stock being outstanding and 5,000,000 Options outstanding immediately following the Reorganization.

Nutritional Concepts was formed in February 2011.  In August, Nutritional Concepts entered into agreements to acquire (i) the rights to distribute Mega-Pro International products in the United States and (ii) the right to acquire all of the assets of Mega-Pro International for $1.5 million dollars by February 2012.

As a result of the Reorganization, Strike Axe changed its management and will reconstitute its board of directors (the “Board of Directors”).  On the Effective Time, Daniel K. Leonard, the president, the chief financial officer and the sole director of Strike Axe, resigned as president and chief financial officer.  As Strike Axe’s sole director, Mr. Leonard, appointed Shaun M. Sullivan, as a director of Strike Axe, and they then appointed Shaun M. Sullivan, Kendall A. Smith and Jon E. Kendall A. Smith as the officers of Strike Axe and Kendall A. Smith as a director of Strike Axe.  However, in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”), the other new directors will not take office until ten days after we file an Information Statement pursuant to Rule 14f-1 of the Securities and Exchange Act and mail that statement to our stockholders of record (the “Effective Date”).  In addition, at the Effective Time, Mr. Leonard resigned as a director of Strike Axe effective as of the Effective Date.  Finally, as soon as practicable after the Reorganization, Strike Axe intends to change its name to “Nutritional Concepts Corp. ” or such other similar name as is available in the state of Delaware to reflect the corporate identity of Nutritional Concepts.

Prior to the consummation of the Reorganization, Strike Axe was not engaged in any trade or business.  Nutritional Concepts develops and markets nutritional supplements.  Accordingly, following the Reorganization, the business of Nutritional Concepts constitutes our only operations.

Based on the fact that after the Reorganization: (i) the former stockholders of Nutritional Concepts control us, (ii) we will change our name to reflect the corporate identity of Nutritional Concepts and (iii) our only business is the business that had been previously conducted by Nutritional Concepts, for accounting purposes, Nutritional Concepts is treated as the acquiror.  As a result, the historical financial statements of Nutritional Concepts have become our historical financial statements and are the historical financial statements appearing in the Current Report on Form 8-K that we filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2011.

Please read this Information Statement carefully.  It contains certain biographical and other information concerning the incoming executive officers and Prospective Directors.  You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.0001 per share.  Immediately after consummation of the Reorganization, on December 5, 2011, we had 23,079,813 shares of Common Stock issued and outstanding and 5,000,000 Options to purchase our Common Stock issued and outstanding.

The following table sets forth, as of December 5, 2011 and giving effect to the Reorganization, certain information regarding the beneficial ownership of our Common Stock, the only class of securities we have currently outstanding, of (i) each director and named executive officers (as defined below) individually, (ii) all directors and named executive officers as a group, and (iii) each person known to us who is known to be the beneficial owner of more than 5% of our Common Stock.  In accordance with the rules of the SEC, “beneficial ownership” includes voting or investment power with respect to securities.  To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

	Shares Beneficially Owned Immediately after the Reorganization(1)
Name of Beneficial Owner(2)
	Number	Percent(3)
Directors and Named Executive Officers:
Shaun M. Sullivan	8,000,000	34.66%
Kendall A. Smith	8,000,000	34.66%
Jon E. Lelegren	-0-	-0-
All officers and directors as a group (3 persons)	16,000,000	69.32%

5% Shareholders:
Michael Kevin Long	2,000,000	8.67%
Edric W. Vredenburg	2,000,000	8.67%
Snowtop Park, LLC (4)	1,850,000	8.02%

(1)

Under the rules and regulations of the SEC, beneficial ownership includes (i) shares actually owned, (ii) shares underlying options and warrants that are currently exercisable and (iii) shares underlying options and warrants that are exercisable within 60 days of December 5, 2011.  All shares beneficially owned by a particular person under clauses (ii) and (iii) of the previous sentence are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)

Unless otherwise indicated, the address for each person listed above is: c/o Nutritional Concepts, 267 West 1400 South, Suite 101, St. George, UT  84790

(3)

Based on 25,079,813 shares issued and outstanding immediately after the Reorganization.

(4)

Snowtop Park, LLC is owned and controlled by Brent Goold, 1173 W. 12780 S., Riverton, UT 84065.

We know of no arrangements, including pledges, by or among any of the forgoing persons, the operation of which could result in a change of control of us.

DIRECTORS AND EXECUTIVE OFFICERS AND KEY EMPLOYEES

Set forth below is information concerning our directors, senior executive officers and other key employees.

Name	Age	Titles
Officers and Directors(1):
Shaun M. Sullivan	31	Chairman, Director and President
Kendall A. Smith	51	Director, Secretary, Treasurer
Jon E. Lelegren	49	Chief Financial Officer (Principal Accounting Officer)

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(1)

The current directors are Daniel K. Leonard and Shaun M. Sullivan, who was appointed by Daniel K. Leonard on the Effective Time.  Mr. Leonard has resigned from the Board of Directors effective as of the Effective Date, which we expect will be on or about December 15, 2011.  On the Effective Date, the appointment of Mr. Kendall A. Smith to the Board of Directors will become effective.

Executive officers are appointed by and serve at the pleasure of the Board of Directors.  A brief biography of each director and executive officer follows:

Shaun M. Sullivan.  Since February 2011, Mr. Sullivan has concentrated his efforts on Nutritional Concepts Corp. of which he is the president.  From 2009 until February 2011, Mr. Sullivan was CEO of Ardent Enterprises, a private company that provides internet marketing services.  From 2004 to 2009, Mr. Sullivan was the president of Venetian Homes, a company that built high end custom homes in Southern Utah.  Mr. Sullivan attended Dixie State College.

Kendall A. Smith.  Since 1986, Mr. Smith is the General Manager of Mega Pro International, a private nutritional supplement company.

Jon E. Lelegren.  Mr. Lelegren is a Certified Public Accountant with seventeen years of experience as an auditor and business advisor.  Mr. Lelegren is a member of the American Institute of Certified Public Accountants and the Utah Association of Certified Public Accountants.  Since January 2001, Mr. Lelegren has been a business and accounting consultant.  He was a partner with Mantyla McReynolds, LLC, a BDO Seidman Allliance Firm.  He holds a Bachelor of Science degree in Accounting and a Master of Accountancy Degree, both from Brigham Young University.

According to our bylaws, the number of directors at any one time may not be less than one or more than seven.  The maximum number of directors at any one time may be increased by a vote of a majority of the directors then serving.

Currently, the Board of Directors consists of one member, none of whom qualify as “independent” under the rules and regulations of the SEC and the Amex (although we are not listed on the Amex).  Until the Reorganization, Daniel K. Leonard was Strike Axe sole director.  In connection with the Reorganization, Mr. Leonard appointed Mr. Sullivan, then an officer and a director of Nutritional Concepts, as a director of Strike Axe effective immediately upon the consummation of the Reorganization and they then appointed Mr. Smith as a director.  Mr. Leonard then resigned as a director.

Our charter provides for the annual election of directors.  At each annual meeting of stockholders, our directors will be elected for a one-year term and serve until their respective successors have been elected and qualified.  It is anticipated that the Board of Directors will meet at least quarterly.

Family Relationships

Two of the directors both executive officers are related, Shaun M. Sullivan is the step-son of Kendall A. Smith.

Board Committees

Our Board of Directors has the authority to appoint committees to perform certain management and administrative functions.  As of the date of this Information Statement, the Board of Directors has not established any committees.  However, we expect that the Board of Directors will increase the maximum number of directors that may serve at any one time and will appoint new directors who qualify as “independent” to fill those seats.  Once the Board of Directors has been expanded, we expect that the Board of Directors will establish separate audit, compensation and nominating and corporate governance committees, whose members will qualify as “independent,” and may, from time to time, establish other committees it deems appropriate.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended February 28, 2011 and 2010 earned by or paid to our chief executive officer and our two other most highly compensated executive officers in 2011 whose total compensation exceeded $100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Option Awards($)	Other	Total ($)
Daniel K. Leonard, Sole Officer	2011 2010	- -	- -	- -	- -	- -
Shaun M. Sullivan, Chief executive officer	2011	-	-	-	-	-
Kendall A. Smith, Secretary/Treasurer	2011	-	-	-	-	-
Jon E. Lelegren, Chief financial officer	2011	-	-	-	-	-

Employment Arrangements

Agreements with Named Executive Officers

We do not have any employment agreements with any of our named executive officers.

Outstanding Equity Awards as of February 28, 2011.

As of the date of this Information Statement there were no outstanding equity awards to our named executive officers.

Compensation of Directors

Daniel K. Leonard served as president, chief financial officer and sole director during the year ended February 28, 2011 and will continue to serve until the Effective Date.  He received no compensation for services rendered as a director during such period.

On the Effective Time, Messrs. Sullivan and Smith were appointed to the Board of Directors.  Mr. Sullivan’s appointment was effective immediately and the other appointment will become effective on the Effective Date.

As of the date of this Information Statement, we do not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.  In order to attract and retain qualified independent directors, we plan to adopt a compensation plan for non-employee directors that may include cash as well equity-based compensation.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Merger Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Merger Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended February 28, 2011, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

AND DIRECTOR INDEPENDENCE

Transactions with related persons.

None.

Director Independence

None.

Policies and Procedures for Related Party Transactions

We intend to adopt a code of business conduct and ethics, or Code of Conduct, pursuant to which our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent committee of our Board of Directors in the case where it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related party transaction.  In approving or rejecting the proposed agreement, our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence.  Our audit committee will approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

LEGAL PROCEEDINGS

We are not a party to any material pending legal proceedings.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

STRIKE AXE, INC.
Date: December 5, 2011
By: /s/ Shaun M. Sullivan
Shaun M. Sullivan
Chief Executive Officer